Mail Stop 4561

May 6, 2008

Mr. James W. Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

      Re: **Ariba, Inc.**
            Form 10-K for the Fiscal Year Ended September 30, 2007
            File No. 000-26299

Dear Mr. Frankola:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief